Mail Stop 3561

September 14, 2009

By U.S. Mail and facsimile to (775) 356-9039

Yehudit Bronicki
Chief Executive Officer
Ormat Technologies, Inc.
6225 Neil Road
Reno, Nevada 89511-1136

      Re: **Ormat Technologies, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed March 2, 2009
              Definitive Proxy Statement on Schedule 14A
              Filed March 23, 2009
              Form 8-K
              Filed August 6, 2009
              File No. 001-32347

Dear Ms. Bronicki:

      We have reviewed your filings and have the following comments. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 5

Projects under Development, page 11

1. We note your description of projects as well as your reference to "if implemented." Please provide the status of each project.

Competitive Strengths, page 18

2. Please balance the discussion of your competitive strengths with a discussion of the challenges you face.

Description of our Projects, page 26

Domestic Projects, page 26

3. Please disclose the following information for each of your material geothermal properties and/or leases:

- The nature your company's ownership or interest in the property or leases.

- A description of all interests in your properties or leases, including the terms of all underlying agreements.

- A description of the required operating environmental permits.

- The basis and duration of your geothermal rights, leases, surface rights, mining claims and/or other means of access or control.

- An indication your geothermal leases are located on private, state or federal properties or other concessions.

- The conditions that must be met to retain your leases, including quantification and timing of all necessary payments and terms for renewal.

- The area of your leases or claims, in either hectares or acres.

Please ensure that you fully discuss the material terms of the land or geothermal lease securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

4. In various locations in this section, you disclose that you own or control geothermal facilities or areas of geothermal potential. As you describe your exploration/evaluation projects, please clarify who owns the geothermal energy, what environmental permits are required, and where appropriate, how you intend to acquire or lease related surface rights and/or the associated right-of-way. If you do not own the property rights, please disclose your obligations for your use permits for your material exploration areas.

5. Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights or a lease agreement.

- A brief description of the rock formations and geothermal conditions of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A general description of equipment, infrastructure, and other facilities.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves or geothermal potential and your proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

6. We note your descriptions of your geothermal power generation facilities, which you own and operate, or have under construction or plan to construct. Please insert a small-scale map showing the location of each material property, grouping them as may be appropriate, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues.

7. Commercial banks are reluctant to finance geothermal projects unless a substantial portion of the required amount and quality of steam generated has been proven to their satisfaction with a high level of certainty. Please disclose your energy reserves that measure the energy potential of your geothermal reservoirs, including a statement as to geothermal sustainability as it relates to the useful life of your operations. Please disclose both the proven and/or probable energy reserves for your geothermal reservoirs, stating your current estimates of duration for economic power generation, and your estimated rate of decline in productivity and/or utilization. Please note geothermal reserves are specifically excluded from oil and gas producing activities under Regulation SX § 210.4-10.

Our Technology, page 34

8. Please provide basic definitions in lay terms for Organic Rankine Cycle, Steam Rankine Cycle, and Brayton Cycle.

<u>Employees, page 38</u>

9. Please clarify whether the employees located in Israel are your employees or employees of Ormat Industries Ltd.

<u>Item 2. Properties, page 61</u>

10. Please indicate the location of the new specialized industrial building.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 68</u>

<u>Critical Accounting Policies, page 75</u>

<u>Property, plant and equipment, page 75</u>

11. Please describe how you intend to amortize your capital costs utilizing the above mentioned energy reserves, clarifying the economic duration of your geothermal reserves as they relate to your energy generation facilities. Please expand your disclosure to clarify when your production units are considered to be in a producing or development state to initiate the record of depreciation, depletion, and amortization expenses. Please note geothermal reserves are specifically excluded from oil and gas producing activities under Regulation SX § 210.4-10.

<u>OPC Tax Monetization Transaction, page 89</u>

12. Please disclose whether this or any other transaction with Lehman Brothers Inc. has been affected by their bankruptcy.

<u>Financial Statements and Supplementary Data, page 98</u>

<u>Consolidated Statements of Operations and Comprehensive Income, page 101</u>

13. We note that the minority interest reflected in your statements of operations increases your net income rather than decreasing it. Please confirm to us, if true, that this is because OPC incurred losses in fiscal years 2007 and 2008. If our assumption is incorrect, please explain to us in reasonable detail why minority interest is effectively an income item in your statements of operations.

<u>Consolidated Statements of Cash Flows, page 103</u>

14. We note that you have classified distributions from unconsolidated investments as both operating activities and investing activities. Please explain to us the difference between the amounts classified as operating activities and those classified as investing activities, and consider clarifying the descriptions of these line items to make the difference more apparent to your readers.

15. We note that several line items in your cash flow statements are presented on a net basis, including marketable securities, net; net change in restricted cash, cash equivalents and marketable securities; increase in severance pay fund asset, net; and due to parent, net. For each of these items, please tell us how you considered the guidance in paragraphs 11-13 of SFAS 95 when determining that net presentation was appropriate.

16. We note the line item within investing activities titled "Increase in severance pay fund asset, net." We also note your disclosures concerning severance payments within Note 19 to your financial statements. Please explain to us in more detail what these uses of cash represent, why you retain an asset on your books for these funded amounts rather than reflecting them as payments to a third party (the severance payment fund), whether actual severance payments are ultimately made out of this severance pay fund asset or whether actual severance payments are made by a separate severance pay fund, and if you pay the actual severance payments, how you reflect the actual severance payments within your cash flow statement.

<u>Notes to Consolidated Financial Statements, page 104</u>

<u>Note 1 – Business and Significant Accounting Policies, page 104</u>

<u>General</u>

17. We note on page 20 under the heading "How we obtain development sites and geothermal resources" that in certain cases you enter into one or more geothermal resource leases (or subleases) or a concession or other agreement granting you the exclusive right to extract geothermal resources from specified areas of land, and in other cases you own the land where the geothermal resource is located. We have the following comments:

- For those cases where you access geothermal resources via a lease or similar agreement, please explain to us in reasonable detail how you account for such leases, including the authoritative GAAP literature you are relying upon, and provide a significant accounting policy explaining this to your readers. In this regard, the only specific discussion of leases that we noted in your financial statements was your discussion of the lease-leaseback transactions related to the Puna Project as described in Note 11.

- For those cases where you access geothermal resources via a lease or similar agreement, please tell us whether you incurred any lease acquisition costs to obtain these leases, and if so, how you account for such costs. If you have these costs, please address these in the requested significant accounting policy.

- For those cases where you own the land where the geothermal resource is located, please tell us where these geothermal resources are included in the detail of your property, plant and equipment as seen in Note 7, and clarify this matter to your readers. Also explain to us in reasonable detail, and disclose to your readers, your depreciation policy for these geothermal resources as this is unclear to us from your current disclosures on pages 107 and 108.

Exploration and drilling costs, page 108

18. We note you capitalize costs incurred in connection with the exploration and development of geothermal resources on an "area of interest" basis, and that those costs include dry hole costs, the cost of drilling and equipping production wells and other directly attributable costs. We further note that these costs are capitalized and amortized over their estimated useful lives when production commences. Please address the following comments:

- Please explain to us in more detail your methodology involving an "area of interest" basis, including explaining how you determine an area of interest and your basis in GAAP for using this methodology.

- Please explain to us your basis in GAAP for capitalizing dry hole costs. Your response should address whether these dry holes can be used for any other purpose. If not, it would be unclear to us why these costs would result in an asset, regardless of whether you are assessing individual wells or whether you are assessing a larger group of wells. Please provide us with any additional information that would assist us in understanding this matter.

- Please tell us and describe each type of exploration, drilling and development cost incurred and your accounting policy for each cost. For any costs that are capitalized, cite the relevant authoritative GAAP literature, or accepted practice, that you relied upon or analogized to for your accounting.

- We note from your disclosure at the top of page 76 that you do not commence exploration activities until feasibility studies have determined that the project is capable of commercial production. Please provide us with a reasonably detailed description of your process for assessing economic feasibility, including whether these studies are prepared internally or whether you hire a third party to conduct them, the factors that these studies assess, whether you assume a certain number of dry holes, and whether there is a minimum probability factor that must be achieved before a project is deemed economically feasible. Please also describe to us the costs that are incurred in establishing feasibility, quantify those costs for each period presented on your statement of operations, and tell us where those costs are classified on your statement of operations. As these are areas of management judgment that may impact your financial statements, please expand your disclosures within your Critical Accounting Policy to provide more detailed information to your readers about the above matters.

- We note on page 20 that you do not expect to succeed in developing every resource that undergoes exploration activity and will cease exploration activities that will not support commercial operations. Please provide us with more information about your projects that do not achieve economic feasibility, including explaining to us the factors that would trigger this conclusion and quantifying for us the number of projects that you determined did not achieve economic feasibility in each of the fiscal years covered in this report.

- Please tell us and consider disclosing the total amount of exploration, drilling and development costs expensed for each period in which a statement of operations and comprehensive income is presented and the line item that these costs are included in.

- For each project under development listed on page 11, please provide us with a rollforward of the costs capitalized for each project, including any write-offs. Regarding the Carson Lake project, if you continue to have capitalized costs recorded for this project, please tell us your basis for these costs given your exploration has shown that the deep resource cannot support a commercial project.

We may have further comments upon reviewing your response.

Earnings per share, page 111

19. Please present a reconciliation of the numerators and denominators of your basic and diluted earning-per-share computations, consistent with the guidance in paragraph 40(a) of SFAS 128, or tell us why you do not believe a reconciliation is required. Also, please disclose the number of stock options that could potentially dilute basic earnings per share in the future and were not included in the computation of diluted earnings per share because to do would have been antidilutive. Refer to paragraph 40(c) of SFAS 128.

Note 10 – Long-Term Debt and Credit Agreements, page 123

20. We note your disclosures here and in the first risk factor on page 59 that the debt agreements of certain of your subsidiaries contain restrictive covenants that may limit the ability of your subsidiaries to pay dividends to you. Please tell us how you considered the guidance in Rules 5-04 and 4-08(e)(3) of Regulation S-X when concluding that you did not need to provide Schedule I – Condensed Financial Information of Registrant. Also refer to SAB Topic 6.K.2.

Note 12 – OPC Tax Monetization Transaction, page 128

21. We note that you entered into agreements with affiliates of Morgan Stanley & Co. Incorporated and Lehman Brothers Inc., under which those investors have purchased, for cash, interests in a newly formed subsidiary of Ormat Nevada, OPC LLC ("OPC"), entitling the investors to certain tax benefits (such as production tax credits and accelerated depreciation) and distributable cash associated with four geothermal projects. We also note that you will continue to operate and maintain the projects and will receive initially all of the distributable cash flow generated by the projects until you recover the capital that you have invested in the projects, while the investors will receive substantially all of the production tax credits and the taxable income or loss, and the distributable cash flow after you have recovered your capital. We further note that you retain the controlling voting interest in OPC and therefore will continue to consolidate OPC throughout the life of the

agreement, and that you have the option to buy out the investors' remaining interest in OPC following the flip date. To help us better understand your accounting, please respond to the following comments:

- We assume from your disclosures that you determined that you should account for OPC based on a voting interest model rather than a variable interest model. Please confirm our assumption, or explain this matter to us in more detail. If you are consolidating OPC based on your voting interest, please tell us and revise your disclosure to better explain what your voting rights are related to this entity as compared to the voting rights of the other investors.

- We note that you accounted for this transaction as a financing. Please explain to us in more detail why you consider this transaction to be a financing and the authoritative accounting literature that you are relying upon in accounting for this transaction. If not clear from your response, provide us with your analysis under SFAS 95 to support reflecting your sale of interests in OPC to the third-party investors as financing activities.

- Please explain to us in reasonable detail how you calculate the earnings or loss allocation to the minority interest holders as reflected on your statement of operations. In this regard, we note your disclosure that interest expense, representing the investors' targeted yield on the balance of their investment, is charged to minority interest. Please explain to us why the investors' yield is deemed to be interest expense. Also tell us what other items are included in minority interest on your statement of operations, including how you consider tax benefits in determining minority interest. Please revise your disclosure to better explain how the minority interest allocation is determined.

Note 14 – Stock-Based Compensation, page 130

Stock Option Plans, page 131

The 2004 Incentive Compensation Plan, page 131

22. Since options granted under your 2004 incentive compensation plan fully vest in 48 months and expire 10 years from the grant date, please tell us why, as of December 31, 2008, there are options outstanding with a weighed average remaining contractual life of less than 6 years that are not shown as exercisable in your table on page 132. Refer to paragraph A240.d of SFAS 123(R).

Note 19 – Employee Benefit Plan, page 143

Severance plan, page 143

23. Please explain to us the difference between the total amount of future benefits expected to be paid of $11,980 as seen in your table in the middle of page 144 and the total amount accrued as of December 31, 2008 in the line item "Liabilities for severance pay."

Item 9A. Disclosure Controls and Procedures, page 18

24. We note your disclosure that "the Chief Executive Officer and Chief Financial Officer concluded as of December 31, 2008, that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this Annual Report on Form 10-K has been recorded, processed, summarized and reported when required and the information is accumulated and communicated, as appropriate, to allow timely decisions regarding required disclosure." As you have included a portion of the definition of disclosure controls and procedures in your disclosure, you must include the entire definition. Please revise to clarify, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated *to your management, including your chief executive officer and chief financial officer,* to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). We note that the complete definition was included in the certifications for the Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009.

Part III

Item 10. Directors and Executive Officers of the Registrant, page 149

Directors and Executive Officers Information, page 149

25. Please provide Mr. Worenklein's employment from September 2008 to the present. See Item 401(e) of Regulation S-K.

Exhibits

Exhibits 31.1 and 31.2

26. The certifications must correspond exactly to those set forth in Item
    601(b)(31) of Regulation S-K. In this regard, in paragraph 4(d) you replaced
    the word "our" with "his/her." In addition, you did not include the
    parenthetical in paragraph 4(d). We note, however, that these changes were
    made in the certifications for the Forms 10-Q for the periods ended March 31,
    2009 and June 30, 2009. Please advise.

Form 10-Q for the Period Ended June 30, 2009

Note 6 – Noncontrolling Interest, page 16

27. We note that upon the adoption of SFAS 160, the amount that was previously
    classified on your balance sheet as minority interest was largely reclassified to
    a liability account, with only a small portion reclassified to noncontrolling
    interest within total equity. Similarly, we note that the amount that was
    previously classified on your statements of operations as minority interest was
    largely reclassified to non-operating income/expense line items, with only a
    small portion reclassified to net loss attributable to noncontrolling interest.
    Please explain to us in more detail why your adoption of SFAS 160 resulted in
    these reclassifications to liability and non-operating income/expense accounts,
    including better explaining to us what is represented by these liability and
    non-operating income/expense items. Also explain to us what is represented
    by the portion of the amount previously classified as minority interest that was
    reclassified to noncontrolling interest, and why this received different
    treatment upon your adoption of SFAS 160.

Form 8-K Filed August 6, 2009

28. We note your presentation of non-GAAP measures that you call EBITDA and
    Adjusted EBITDA in your press release. We have the following comments:

    - Please tell us whether the measures that you call EBITDA and Adjusted
      EBITDA are performance measures, liquidity measures, or both. Please
      note that it is only appropriate to reconcile such measures to net income if
      these are performance measures. Please refer to Question 15 of our
      Frequently Asked Questions Regarding the Use of Non-GAAP Financial
      Measures (our Non-GAAP FAQ), available on our website at
      http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

- Additionally, as indicated in Question 15 of our Non-GAAP FAQ, if these are performance measures you also should comply with the disclosure requirements of Question 8 of our Non-GAAP FAQ, and it is unclear to us how your current disclosures comply with this guidance. Please provide us with your analysis of how your current disclosures comply with Question 8, including but not limited to how you have met the burden of demonstrating the usefulness of these measures. If these measures are liquidity measures, please disregard this bullet point.

- You state that you believe that these measures are used by securities analysts, investors and others to evaluate your ability to service and/or incur debt. Based on this disclosure, it appears that the measures you call EBITDA and Adjusted EBITDA measure your liquidity, not your operating performance. If true, please revise your disclosures to reconcile these measures to cash flows from operating activities and also disclose the balances for cash flows from investing and financing activities, consistent with Question 12 of our Non-GAAP FAQ.

- We note that the measure you call EBITDA is net income before interest, taxes, depreciation and amortization, equity income of investees and other non-operating expense/income. As indicated in Question 14 of our Non-GAAP FAQ, our adopting release No. 33-8176 defined EBITDA as net income before interest, taxes, depreciation and amortization, and measures that are calculated differently should not be characterized as EBITDA. Please revise your title for this measure accordingly.

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 16

Objectives, page 16

29. On page 16, you state, "[w]e do not benchmark to a particular industry or companies, but we informally consider published data, such as labor indices, in formulating our executive compensation packages." On page 17, you indicate that the Compensation Committee provides guidance on base salaries that reflect "the Compensation Committee's interpretation of competitive compensation averages for individuals with similar responsibilities at companies with similar financial, operating and industry characteristics, in similar locations…."

Please clarify how the Compensation Committee interprets competitive compensation averages if it does not benchmark compensation. Explain how the Committee determines which companies it uses for comparative purposes.

Determination of Amounts and Formulas for Compensation, page 17

Annual Bonus, page 18

Group I, page 18

30. Please describe the "requisite approval process within [your] parent company."

Group II, page 18

31. Please reconcile the following statements made on page 18: "[t]he determination of the amount of the annual bonus paid to each Group II executive is based on a number of factors, including our performance evaluated on specific criteria, such as revenue growth, profitability, and attainment of short-term and strategic business goals, in relation to individual executive performance" and "[t]here are no specific metrics for such evaluation, which is based on our CEO's and Chairman's subjective determination of both the individual performance of each NEO and the performance of the NEOs as a group." Clarify whether targets are set for the specific criteria. Please also provide the bases on which the CEO's and Chairman's subjective determinations are made.

Stock Options, page 19

32. Please disclose whether you have established targets for Company performance and stockholder return in determining a named executive officer's stock option award.

33. Please provide the basis for determining the named executive officer's contribution to the Company's growth and success.

Transactions with Related Persons, page 32

34. We note your discussion regarding approval of related party transactions on page 35, but we also note that some of your related party transactions were entered into in prior periods. Please indicate whether each of the transactions is on terms that are at least as favorable to the company as would have been obtained in an arm's length transaction.

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have any questions regarding engineering matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director